<EXHIBIT>                                                  EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:
John L. Dwight, Jr.               James R. Buckley
Chief Executive Officer           Senior Consultant
PCD Inc.                          Sharon Merrill Associates, Inc.
978/532-8800                      617/542-5300

    PCD INC. COMPLETES ACQUISITION OF WELLS ELECTRONICS, INC.
  With Transaction, PCD Becomes Leading U.S. Provider of Test and
                        Burn-in Sockets

     PEABODY, Mass., December 29, 1997 -- PCD Inc. (NASDAQ:PCDI), a manufacturer of electronic connectors, today announced that it has completed its acquisition of Wells Electronics, Inc., a manufacturer of burn-in and test sockets for the global semiconductor industry. The acquisition was an all cash transaction valued at approximately $130 million. Prior to the transaction, Wells was owned by UL America, Inc., an indirect wholly owned subsidiary of Siebe plc.
     Richard Mullin, Wells Electronics' chief executive officer, has been named president of the combined operations of Wells and PCD's wholly owned subsidiary, CTi Technologies, Inc.
     "The acquisition of Wells Electronics provides us with an increased global presence," stated John L. Dwight, Jr., PCD's Chairman, President and Chief Executive Officer. "Plans for the integration of Wells and CTi are well underway. We anticipate benefiting from synergies created by this combination, particularly within the test and burn-in product areas. Also, Wells has an impressive senior management team with extensive industry experience."
     "The addition of Wells Electronics positions PCD as the primary U.S. supplier of test and burn-in sockets, as well as the third largest supplier worldwide in the rapidly growing burn-in market," Dwight continued. "Going forward, our increased global distribution channels and broad-based product line will provide us with the leverage necessary to further capitalize on market opportunities. We anticipate that the burn-in segment of our business will be a strong performer next year."
     Statements in this press release concerning the future revenues, profitability, financial resources, product mix, market demand, product development and other statements in this press release concerning the future results of operations, financial condition and business of PCD Inc. are "forward-looking" statements as defined in the Securities Act of 1933 and Securities Exchange Act of 1934. Investors are cautioned that the Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment, including the Company's dependence on the integrated circuit package industry, the Company's dependence on its principal customers and independent distributors, fluctuations in demand for the Company's products, patent litigation involving the Company, rapid technological evolution in the electronics industry, and the like. The Company's filings with the Securities and Exchange Commission, including its 1996 Form 10-K, contain additional information concerning such risk factors, and copies of these filings are available from the Company upon request and without charge.
     In addition, the Company may experience unanticipated costs or other difficulties in connection with the acquisition and integration of a new business such as Wells.
     PCD Inc. designs, manufactures and markets electronic connectors to defined niche markets in the semiconductor, industrial equipment and avionic industries worldwide. Headquartered in Peabody, Massachusetts, PCD focuses on four distinct product categories: industrial terminal blocks, avionic control connectors, burn-in sockets and production/IC sockets. The Company employs a carefully targeted approach to product development and marketing, focusing on the key segments of each market that meet its growth and profit objectives.